UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):	The Korea Development Bank

B.	This is (select one):

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	The Korea Development Bank

	Form type:	Registration Statement under Schedule B of the Securities Act of 1933, as amended

	File Number (if known):	333-189409

	Filed by:	The Korea Development Bank

	Date Filed (if filed concurrently, so indicate):	June 18, 2013

D.

The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated):

The Republic of Korea

and has its principal place of business at (Address in full and telephone number):

(Address): 16-3 Youido-dong, Youngdeungpo-gu, Seoul, The Republic of Korea (Telephone): (822) 787-7251

E.

The Filer designates and appoints (Name of United States person serving as agent)

Jae Ik Kim (“Agent”) located at (Address in full in the United States and telephone number) The Korea Development Bank, 320 Park Avenue, 32nd Floor, New York, NY 10022 (Tel.: (212) 688-7686)

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission, and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form (Name of Form) Schedule B filed on (Date) June 18, 2013 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf of the undersigned, thereunto duly authorized, in the

City of	New York	Country of	U.S.A.

This	18th	day	June 2013 A.D.

Filer:		By (Signature and Title):

The Korea Development Bank		/s/ Jae Ik Kim
Jae Ik Kim, General Manager

This statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	/s/ Seung Weon Yang
Seung Weon Yang

(Title)	Head of Global Funding Team

(Date)	June 18, 2013